UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-41180
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Ermenegildo Zegna N.V.
(Translation of registrant’s name into English)
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Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
The Report attached hereto as Exhibit 99.1 is hereby incorporated by reference into the registration statement on Form F-3 (No. 333-271155) of Ermenegildo Zegna N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This current report on Form 6-K is furnished to the SEC in order to correct the previous current report on Form 6-K furnished on September 13, 2023, Film No.: 231251573, which erroneously labeled the Form 6-K and Exhibit 99.1. The contents of the Report attached as Exhibit 99.1 are unchanged.

The following exhibit is furnished herewith:

Exhibit 99.1 Ermenegildo Zegna N.V. Semi-Annual Report at June 30, 2023 and for the six months ended June 30, 2023 and 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: September 15, 2023	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gianluca Ambrogio Tagliabue
		Name:	Gianluca Ambrogio Tagliabue
		Title:	Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Ermenegildo Zegna N.V. Semi-Annual Report at June 30, 2023 and for the six months ended June 30, 2023 and 2022.